

February 23, 2009

<u>**Via Facsimile and U.S. Mail**</u>
Andrew Dakos
Full Value Partners L.P.
Park 80 West
Plaza Two, Suite 750
Saddle Brook, NJ 07663

> **Re: Wilshire Enterprises, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **filed February 20, 2009**
> **by Full Value Partners L.P.**
> **File No. 5-32567**
> **Amendment No. 16 to Schedule 13D filed by Bulldog Investors, Phillip**
> **Goldstein and Andrew Dakos on February 19, 2009**
> **File No. 5-32567**

Dear Mr. Dakos:

We have conducted a limited review of the filing listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

   o   Ms. Wilzig is responsible for the "massive destruction of stockholder value…,";
   o   implying that failure to provide support to the insurgents will result in the "stock price go[ing] to zero…,";
   o   "her Hail Mary plan is to have Wilshire make bets on risky real estate assets in a desperate attempt to recoup a portion of the enormous losses that stockholders have suffered on her watch over the past two years…,";
   o   "there is a good chance that Wilshire will go into bankruptcy and its stock will become worthless…,"; and,
   o   reference to the intention of Mr. Swill to leverage the asset base of Wilshire to purchase a "number of properties for up to $20 million and to buy distressed real estate loans at a discount and sell them when and if the underlying properties recover their value…"

        Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied
upon,   such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Also, please confirm your understanding that referring to another person's statement does not insulate you from the requirement to comply with Rule 14a-9.

2.   Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete or provide a sufficient basis for your assertions in the document. In this regard, we refer you to the following assertions:

   o   shareholders have learned a "painful lesson about [Ms.Wilzig's] credibility…,";
   o   Ms. Wilzig is "either irrational or in denial…,";
   o   Ms. Wilzig would "rather destroy the company than lose control of it…,";
   o   "Ms. Wilzig has a history of spending exorbitant amounts of stockholder money on personal vendettas that provide no conceivable benefit…,";
   o   referencing "Wilzig Waste";
   o   referencing the "irresponsible" decision-making of Ms. Wilzig; and,
   o   implying that Ms. Wilzig is "quirky, erratic and incompetent."

Schedule 13D/A

3.   We refer you to statements in the Schedule 13D/A filed February 19, 2009 and the
current proxy in which you announce your intent to launch a tender offer conditioned in
the manner you describe in the documents. This announcement would seemingly seem to
constitute a pre-commencement communication.   Accordingly, please also file the
announcement under cover of Schedule TO or advise us of why your communications to
date on this topic should not be viewed as pre-commencement communications or
explain why you do not believe a filing is necessary.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the filing persons are in possession of all facts relating to
the filing persons' disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the filing persons acknowledging that:

   ·   the participants are responsible for the adequacy and accuracy of the disclosure in the
        filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   ·   the participants may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you
provide to the staff of the Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions